

05043567

SE MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREGORY J. SCHWARTZ & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 West Maple Road
(No. and Street)

Bloomfield Hills, (City) MI (State) 48301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward A. Schwartz (248) 644-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED
AUG 24 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH. DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward A. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory J. Schwartz & Co., Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



CHRISTINA A. IRVINE
NOTARY PUBLIC
OAKLAND COUNTY, MICHIGAN
MY COMMISSION EXPIRES
MAY 31, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2005



SEC
PROCESSING
MAY
2005
WASH. D.C.
160
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gregory J. Schwartz & Co., Inc.

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. as of March 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 29, 2005



SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH, D.C.
160
SECTION

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 587,467
Commissions receivable	107,372
Receivable from broker/dealers	153,908
Furniture, equipment and automobile at cost, net of $115,922 accumulated depreciation	16,665
Related party receivables	30,480
Other assets	19,362
TOTAL ASSETS	$ 915,254

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Commissions and compensation payable	$ 504,327
Accrued profit sharing contributions	88,661
Subordinated liabilities	125,000
Other liabilities	12,441
Total Liabilities	$ 730,429
SHAREHOLDERS' EQUITY	
Common Stock	$ 13,950
Retained earnings	170,875
Total Shareholders' Equity	$ 184,825
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 915,254

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Michigan on August 4, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units, on contingent offerings, is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, equipment and automobile - Depreciation is provided using the straight-line method over five and seven year periods.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2005 the Company's net capital and required net capital were $189,511 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 319%.

NOTE 3 - SHAREHOLDER AGREEMENTS

Certain issued common shares of the Company are subject to agreements whereby, without written consent of the Company, the shares may not be encumbered or disposed of by the shareholders without first being offered to the Company under the same terms and conditions as those offered by the prospective lender or purchaser. The Company also has an option to purchase the same shares at book value as of the immediately preceding fiscal year-end in the event of death, retirement, or disability of the shareholders. In the event of the shareholder employee's termination for reasons other than disability, the Company is obligated to purchase the shares for the same amount as stated in the event of death or retirement.

NOTE 4 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2005, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 a share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 13,950 shares issued and outstanding.

NOTE 6 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 90 days prior written notification. The Company is liable for termination fees, if the Company terminates the agreement prior to August 1, 2005 (the initial term). The fees will be $1,500 for every remaining month of the initial term or any renewal term. These fees will be subordinate to the claims of the Company's customers. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Bloomfield Town Center, LLC (BTC), Schwartz & Devine Land Co., LLC, Schwartz Financial Group, Inc. (SFG), Schwartz Benefit Services, LLC, Schwartz Fund Distributors, Inc., Lahser Maple Development Corporation, Inc., G & G Management, Schwartz Investment Counsel, Inc. and the Schwartz Investment Trust (an open-end management investment company managing The Schwartz Value Fund, previously known as The RCM Fund) and the Ave Maria family of funds.

In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships or limited liability companies.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at March 31, 2005, is as follows:

Liabilities Pursuant to a Subordinated Loan Agreement:

0% Interest	Expires December 31, 2007	$ 125,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a related party of the Company.

NOTE 10 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $12,441 which has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.